Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 www.goodwinlaw.com +1 617 570 1000

August 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:                             AquaVenture Holdings LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed July 15, 2016
CIK No. 0001422841

File No. 333-207142

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-207142) on July 15, 2016 (the “Registration Statement”), as set forth in the Staff’s letter dated August 3, 2016 (the “Comment Letter”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 to the Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 4 (marked to show changes from the Registration Statement).

Drive Sustainable and Profitable Growth, page 106

1.              We note the graphs included on pages 107 and 108 and that such graphs are not necessarily indicative of prior or future performance. Please disclose whether the models presented are representative of “historical economics” applicable to your Seven Seas Water and Quench platforms and if not, describe the way in which prior performance has differed from the representations in these graphs. Further, please provide more detailed disclosure regarding the assumptions underlying each graph. For example, please disclose the price per unit assumed when extrapolating the cash flows for each platform.

RESPONSE: The Company respectfully advises the Staff that while the tables and assumptions provided are based on historical financial information and experience for both a desalination plant and POU system, the Company believes using illustrative examples and a related macro-economic approach is more useful.  The inclusion of specific details, such as price per gallon for the Seven Seas Water example, does not add information that would be meaningful to investors. In the case of Quench where products and price tend to be more consistent, the information is based on average historical operating results for a POU unit and, as such, the Company believes the information provided is sufficient for investors to understand the underlying assumptions and intent of the tables and graphs.

The Company respectfully advises the Staff that it intends to revise its disclosures on pages 107 and 108 as follows:

Amended Disclosure

Drive Sustainable and Profitable Growth

We are focused on long-term, sustainable equity returns and intend to continue to deploy capital in attractive return opportunities. Across both our Seven Seas Water and our Quench platforms, we have recurring revenue that is derived from predictable and contractually-obligated payments. In addition, our Seven Seas Water margins often benefit from contractual inflation-protection and cost pass-through provisions.

We believe our differentiated WAAS business model results in attractive unit economics and, as a result, we expect our growth will further enhance operating leverage and drive margin expansion for both the Seven Seas Water and Quench platforms. The following charts provide illustrative examples of cash flow profiles for a desalination plant and a POU system.

These examples are intended to illustrate the base economics underlying our business model.  While representative of our experience and historical results, these examples do not provide historical financial information about any particular desalination plant or POU system. Accordingly, you should not place undue reliance on these illustrative examples, as the actual cash flow profiles for any particular desalination plant or POU system will likely vary from the illustrative examples.

For our Seven Seas Water platform, the illustrative cash flow profile for a desalination plant was modeled using a combination of historical experience and results and management’s estimates of the relationships among capital expenditures, plant revenues, plant unit cash flows (as defined below), and 15-year contracted term for a plant that is built, owned and operated by us. We believe these relationships are representative of our current portfolio of plants that have been built, owned and operated by us. Actual relationships between the plant investment, plant revenue and plant unit cash flow (as defined below) for new desalination plants that we build, own and operate could differ significantly from our illustrative example below due to many factors, including, but not limited to, the size of the plant, specific customer requirements, the technical complexity of the treatment application, the cost of civil works, the term of the contract and rates of inflation (See “Risk Factors” and “Key Factors Affecting Our Performance and Comparability of Results”).  The illustrative cash flow profile for such a desalination plant for our Seven Seas Water platform is shown below:

(1)                                 Initial plant investment is defined as the initial cash outflow related to plant capital expenditures and/or long-term contract costs. Actual initial plant investments could vary.

(2)                                 Plant unit cash flow after initial plant investment (year 0) is net income before depreciation and amortization; interest expense, net; income tax expense (benefit); and intercompany allocations including management fees, labor charges for engineering services, and procurement-related charges.

(3)                                 The illustrative model assumes an annual increase for inflation of 2% to both revenues and operating expenditures. Actual contractual price changes could vary.

(4)                                 The cash flow profile for an illustrative plant is based on a plant that is built, owned and operated by us. The cash flow profile for an acquired plant may differ.

For our Quench platform, the illustrative example was modeled using the historical average unit results of a POU rental and a rental period of 11 years, which is the implied average rental period resulting from our annual unit attrition rate of 8% as of March 31, 2016. Actual average unit results of a POU rental could differ from our illustrative example below due to many factors, including, but not limited to, changes in average unit price charged to customers, changes in the average unit investment cost, changes in the average unit cost to service and maintain units and changes in the unit attrition rates (see “Risk Factors” and “Key Factors Affecting Our Performance and Comparability of Results”). The illustrative cash flow profile for a single POU system unit for our Quench platform is shown below:

(1)                                 Initial POU investment is the initial cash outflow related to POU unit capital expenditures, POU installation costs, sales commissions and lead generation costs.

(2)                                 POU unit cash flow after initial POU investment (year 0) is defined as net income before depreciation and amortization; interest expense, net; income tax expense (benefit); loss on disposal of assets; and general overhead expenditures.

(3)                                 The POU rental contract term is typically three years and includes an automatic renewal provision. The illustrative example assumes an implied average rental period of more than 11 years based on an annual unit attrition rate of 8%.

(4)                                 The illustrative example assumes: (i) higher POU unit cash flow in year 1 due to lower field service costs and (ii) lower POU unit cash flow in year 8 due to additional POU unit capital expenditure and related POU installation costs for the replacement of the POU unit upon reaching its estimated useful life of 7 years. The actual timing of a replacement may differ.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-31

Long-term Contract Costs, page F-33

2.              We note your response to our prior comment 7 in your letter dated November 20, 2015 regarding the valuation of the “Long term contract costs” established in purchase accounting. Please further describe your view related to the asset nature and characterization (e.g., financial asset, intangible asset, etc.) of this item within the purchase price allocation. Please also tell us your views regarding the recoverability of this asset. Specifically, please tell us if the service concession arrangement contains any exclusivity provisions to provide water to the municipal consumers in the British Virgin Islands for a specified period of time or any other facts and circumstances that provide a degree of certainty (contractual or otherwise) regarding the recoverability of the asset established in purchase accounting.

RESPONSE: The Company respectfully advises the Staff that the Company provides potable water to the BVI government for the island of Tortola, BVI for a contracted fee payable by the BVI government under a water purchase agreement which expires in 2030 and is accounted for as a service concession arrangement. While the agreement does not contain any exclusivity language, the Company believes there are significant legal, regulatory and practical hurdles, including procuring land, securing operating licenses and environmental permits from the government, and constructing distribution facilities, to overcome to provide similar services to the BVI government. In addition, the Company does have the exclusive right to the extent of the water purchase agreement, which is supported by a contractual take-or-pay provision, to operate this plant to provide water to the BVI government. Further, the BVI government, which is the sole customer for municipal water, obtains its potable water from a limited numbers of vendors who must be approved by the BVI government which increases the exclusivity of the arrangement.

As part of purchase accounting, the Company concluded that value existed for the right to the executory contract with the BVI government and, as a result, recorded a contract intangible asset. As noted previously, at the time of acquisition the acquired entity was a party to a long-term water purchase agreement, which expires in 2030 and is accounted for as a service concession arrangement, to provide potable water to the island of Tortola, BVI for a contracted fee. Since the Company has a practice of establishing customer relationships and conducting its business through long-term contracts with customers, the

Company concluded the aforementioned service concession arrangement meets the criterion to be valued separately from goodwill. The Company valued the contract intangible asset using an excess earnings approach, which is based on the present value of expected cash flows generated under the contract. The Company classified the contract intangible asset as a long-term contract cost in the consolidated financial statements.

The Company also considered whether value should be assigned to property, plant and equipment or a financial asset with servicing rights in purchase accounting. The allocation of value to a plant was not performed as the agreement was concluded to be within the scope of ASC 853, which prohibits the recording of property, plant and equipment or a lease of assets in which the grantor has a residual interest.

In valuing the long-term contract cost, the Company also considered its recoverability. The Company believes the long-term contract cost is recoverable as all services will be rendered and invoiced under a water purchase agreement, expiring in 2030; the operation of the plant and the production of water and the related revenue recognition would be solely in the control of the Company, which is well experienced in operating and maintaining water plants and believes that all contractual requirements, including volume and water specifications, are achievable; and collection risk is minimized as invoices are sent to and collected from a single credit worthy customer as compared to individual residents of the island. The Company considered the impact to revenues from a change in demand of water from the BVI government in its assessment of recoverability, but believes the risk to be mitigated as a result of a minimum take-or-pay provision in the contract which is discussed further in the Company’s response to comment 5 in this letter.  As a result, the Company has assessed that there is a high degree of certainty regarding the recoverability of the asset.

3.              We note your disclosure on page F-34 that “Long-term contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.” Please tell us more about the impairment framework applied to “Long term contract costs” and the basis for selecting such an impairment framework. Please clarify if the same impairment framework applicable to “Long term contract costs” established in purchase accounting and those that would be established by directly entering into a service concession arrangement resulting in the construction of an asset utilized to execute the service concession arrangement are within the scope of ASC 853.

RESPONSE: The Company respectfully advises the Staff that long-term contract costs consists of both contract intangible assets for service concession arrangements established in purchase accounting and deferred contract costs in a service concession arrangement. For the long-term contract costs identified as contract intangible assets, the Company has followed the guidance in ASC 350-30 which refers to ASC 360-10 for the impairment or disposal of a long-lived asset and the related impairment framework as the intangible assets have a finite useful life (term of the agreement).  In accordance with ASC 360-10, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If neccesary, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

The Company concluded to apply an impairment framework specific to deferred contract costs when directly entering into a service concession arrangement resulting in the construction of an asset utilized to execute the service concession arrangement, assuming similar contractual arrangements to the Company’s current service concession contracts. Deferred costs for the construction of the grantor’s infrastructure utilized to execute a service concession arrangement are recorded as the contracted fee is contingent on the Company continuing obligation to perform, including achieving contractual volume and water specifications. Because the entire contract fee has been deemed contingent, the entire value of the contract will be earned as the operating and maintenance services are performed and, therefore, no revenue is recognized as the Company completes these construction deliverables. The Company believes the upfront cost to construct the plant should be deferred and amortized over the life of the service concession arrangement as benefits from this upfront cost are earned over time. Because the deferred cost represents an upfront cost of the contract which will be amortized over the contract term, the Company has concluded deferred costs should be tested for future impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on the undiscounted cash flows expected to be generated through the performance of the remaining services under the contract as stated within a speech by Commission staff member Russell Hodge on December 11, 2003. The Company classified the deferred costs as a long-term contract cost in the consolidated financial statements.

The Company believes the impairment framework identified above falls within the scope of ASC 853. As ASC 853 only provides guidance on what literature cannot be used to account for service concession arrangements, the Company has followed the impairment framework in ASC 360-10 for the long-term contract costs related to intangibles and the framework included in a 2003 speech by Commission staff member Russell Hodge on deferred costs.

4.              We note in your response to comment 5 that you plan to capitalize incremental costs that will be incurred in instances where the service concession arrangement is amended to construct additional infrastructure and the additional infrastructure creates the ability for you to provide additional capacity to produce and deliver water and generate an identifiable revenue stream. Please tell us your views regarding the asset nature and characterization of such capitalized costs (e.g., financial asset, intangible asset, etc.) and the parameters of establishing such an asset in light of recoverability considerations (e.g., the asset would only be established if a separate revenue stream were concurrently secured, etc.). Other than measurement considerations (fair value in purchase accounting vs. a cost accumulation model), tell us your views about the similarities and differences of accounting for this asset relative to the “Long-term contract asset” recorded in purchase accounting.

RESPONSE: The Company respectfully advises the Staff that the costs related to the construction of additional infrastructure to increase the operating capacity of the plant and provide the Company with the ability to generate an identifiable revenue stream would only be deferred as long-term contract costs when the contracted fee is contingent on the Company’s continuing obligation to perform, including contractual water volume and specifications, and a separate revenue stream was concurrently secured. In this instance, the Company would consider the additional capitalized cost a deferred cost of the contract as the upfront costs provide the Company the ability to generate incremental benefit or cash flow over the term of the contract.

The separate revenue stream mentioned above as part of the criteria to capitalize deferred costs would need to be directly associated with these construction deliverables within a contract or would need to result in the increase capacity of a plant coupled with increase in customer demand for additional water through historical experience or request by the customer. As such, the Company believes the additional deferred costs would be recoverable through a separate identifiable revenue stream governed by a contractual arrangement in which the operation of the plant and the production of water and the related revenue recognition would be solely in the control of the Company, which is well experienced in operating and maintaining water plants.  The Company believes that while demand risk associated with the separate identifiable revenue stream would exist and could impact recoverability, the historical customer demand and contractual terms would provide a strong indication of the probability of the future recoverability and would be considered prior to deferral. In addition, the Company believes collection risk for the separate revenue stream would remain consistent with the existing collection risk for other services being provided to the customer and would also be considered prior to deferral. The Company intends to classify costs deferred for the construction of additional infrastructure to increase the operating capacity of the plant and provide the Company with the ability to generate an identifiable revenue stream as a long-term contract cost in the consolidated financial statements.

The Company believes the subsequent accounting for long-term contract costs recorded in purchase accounting and recorded for the construction of additional infrastructure to increase the operating capacity of the plant and provide the Company with the ability to generate an identifiable revenue stream are very similar. More specifically, the Company intends to amortize the long-term contract costs over the contract period and assess the impairment of the long-term contract costs whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The most significant difference in applying the impairment framework is that long-term contract costs related to intangible assets will be measured for impairment by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group whereas long-term contract costs related to deferred costs will be measured for impairment based on the undiscounted cash flows expected to be generated through the performance of the remaining services under the contract.

5.              We note within your description of the business on page 113 under the “St. Maarten” and “British Virgin Islands” headings that these contracts include a minimum take-or-pay provision and in your response to our prior comment 41 in your letter dated September 25, 2015 that the St. Maarten take-

or-pay provision has never been triggered. Please provide us with a copy of the specific provision in your arrangements. In addition, please tell us how you considered the key terms and conditions of this contractual provision including a description of the scenarios in which it would be triggered, measurement of the take-or-pay provision once triggered, and if there are any circumstances in which a triggered take-or-pay payment would have to be returned or adjusted (e.g., due to subsequent levels of consumer water usage, etc.). In addition, we note your response to our prior comment 5. Please further clarify how you considered this provision in determining that revenue should be recognized as water is supplied to customers. In this regard, please tell us if you will receive any payments in the event that your plant is not operational.

RESPONSE: The Company respectfully advises the Staff that the minimum take-or-pay provisions within the St. Maarten and British Virgin Islands (“BVI”) water purchase agreements are as follows:

St. Maarten Second Amended Water Purchase Agreement — Section 12b(ii)

“The minimum amount of drinking water produced and purchased under this Agreement, after commissioning of Pointe Blanche expansion is set at 6,752,500 m3 per year supplied in daily volumes of 18,500 m3. Production and consumption requirements shall be administered on a monthly basis.”

BVI Water Purchase Agreement - Appendix 10

“As consideration for the Services, the Employer shall pay to the Beneficiary, the Monthly Payment which shall be the sum of:

i.                            the Base Flow (2.3 million Imperial gallons per day) multiplied by the number of calendar days in the month multiplied by the Capacity Charge as adjusted from time to time in accordance with this Appendix 10; and

ii.                         the Actual Flow multiplied by the Consumption Charge as adjusted from time to time in accordance with this Appendix 10.”

These minimum take-or-pay provisions are both administered on a monthly basis and are based on the daily average volume of water produced and purchased. While the provisions in the St. Maarten and BVI water purchase agreements are structured differently, the Company believes the concept of each is similar and, as a result, has recorded revenue in a consistent manner.

For both the St. Maarten and BVI water purchase agreements, the Company concluded that contracted fees, regardless of the nuances of the minimum take-or-pay provisions, were contingent upon the performance of the Company to achieve contractually required water volumes and water specifications. Failure to achieve these contractual requirements, even if caused by the plant not being in operation, at the fault of the Company would result in either the reduction of the contracted fee or the assessment of penalties to the Company which effectively reduces or eliminates the contracted fee. As a result, the Company concluded the contracted fee was not fixed or determinable until such measurement period (defined as monthly in each agreement) is completed and water is delivered.

St. Maarten

Pursuant to the St. Maarten water purchase agreement, the monthly minimum take-or-pay requirement is calculated by multiplying the daily minimum volume, as defined by the agreement, by the number of days in the month. If the actual consumption for the month is greater than the contractual minimum for the period, the Company invoices the customer based on actual consumption multiplied by the contractual rate. If the monthly consumption is less than the minimum volume defined in the agreement, the Company invoices the customer based on the minimum take-or-pay volume multiplied by the contractual rate. As noted in the agreement, the minimum consumption requirement is administered on a monthly basis (month-to-month) and would not be subject to adjustment or refund based on subsequent levels of water delivered.

The minimum take-or-pay for St. Maarten is triggered for scenarios when the government fails to provide the electricity needed to operate the plant, whether caused by the customer or by a force majeure event, or if the customer cannot accept the daily minimum volume of water. Force majeure events outside of the control of the Company and the customer that impact more than the electricity needed to operate the plant do not trigger the minimum take-or-pay provision. When the daily minimum volume of water is not produced and delivered at the fault of the Company, the Company will be subject to penalties in accordance with the agreement which effectively reduces or eliminates the contracted fee.

BVI

Pursuant to the BVI water purchase agreement, the contracted monthly fee is composed of a base flow charge and a consumption charge. The base flow charge is a calculated monthly dollar amount which acts as a minimum take-or-pay provision and is based on the production capacity of the plant. This base flow charge is calculated by multiplying the daily base flow volume, as defined in the agreement, by the number of days in the month and by the contractual capacity rate. This varies from the St. Maarten water purchase agreement in that the base flow charge is not dependent on actual consumption, and thus has no “triggering event”, but instead assumes a stated volume of water will be produced (90% of the capacity of the plant) monthly. However, the Company believes the base flow charge has characteristics similar to the St. Maarten minimum take-or-pay provision as it provides a take-or-pay fee in certain scenarios as described in more detail below. As noted in the agreement, the base flow charge is administered on a monthly basis (month-to-month) and would not be subject to adjustment or refund based on subsequent levels of water consumption. Separate from the base flow charge, the Company also charges a consumption charge which is based on the actual consumption for the month multiplied by the contractual rate. Both the base flow and consumption charges are subject to contractual price adjustments from changes in certain indices.

As mentioned above, there are no “triggering” events for the base flow charge and it is invoiced to the customer in all scenarios, including failure by the customer to deliver electricity, failure of the customer to be able to accept the daily minimum volume of water and force majeure or relief events, as defined in the agreement, that cause the water volume produced to fall below the contracted daily minimum volume of water. Instead, the base flow charge is subject to a reduction when, at the fault of the Company, the contracted minimum volume of water is not produced and delivered to the customer. In this case, the base flow charge will be reduced to the actual volume of water delivered multiplied by the contractual rate.

6.              We note within your description of the business on page 113 under the heading “British Virgin Islands” the following description of the arrangement with the Government of BVI: “…Under this water purchase agreement our customer is obligated to provide the electricity needed to operate our plant at no charge to us…” Please tell us if there is any accounting recognition reflected in your financial statements for the electricity that is provided to you by the customer in the service concession arrangement.

RESPONSE: The Company respectfully advises the Staff that the financial statements of the Company do not reflect any accounting related to the electricity provided by the Government of the British Virgin Islands, or the customer. As ASC 853 only provides guidance on what literature cannot be used to account for service concession arrangements, the Company referred to ASC 605-50 to determine the appropriate accounting for electricity provided by the customer.

In accordance with the water purchase agreement, the cost and availability of electricity required to operate the plant and produce water in accordance with the terms of the agreement is a contractual obligation of the customer and not the Company. While electricity is a necessary input to produce water, the Company believes its obligations and ultimate deliverables under the agreement require it to operate the plant to produce water at contractual volumes and specifications and to maintain the plant to ensure future compliance with contractual water volumes and specifications. The Company does not deem the electricity to be a component of the deliverables under the terms of the agreement and, therefore, the Company has not grossed up revenues or cost of revenues for the electricity paid for by the customer as it is not considered “earned” by the Company. In addition, the Company is not responsible for the loss of production arising from a disruption to the electrical supply and thus does not assume any risk if the customer fails to properly deliver or pay for the electricity in any given period. Further, the electricity costs of the plant are not determinable by the Company as the electricity costs are not billed or disclosed to the Company.

Because electricity received from the customer is not an identifiable benefit that can be separated from the services provided by the Company to the customer and as the cost for electricity is not disclosed by the customer, the Company believes it is appropriate to exclude the electricity costs incurred by the customer from revenues and cost of revenues within the consolidated financial statements.

7.              We note the following risk factor on page 28 and your discussion regarding the risk factor, which states that “The government of the BVI has sent us notice that it believes our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Seven Seas Water (BVI) Ltd.” We also note that if the dispute is settled through arbitration in favor of the government of BVI, the government is allowed to terminate the arrangement and would be required to “pay any outstanding payments in accordance with the water purchase agreement…” Please tell us if the requirement to pay any outstanding payments is based on the agreed upon rates that govern the delivery of water prior to the notice or if different rates apply once a notice event is triggered. Specifically, please provide your views regarding whether the dispute calls into question if fees collected upon delivery of gallons of water subsequent to the notice are fixed. Also, please tell us the impact, if any, that the notice had on the valuation of the “Long term contract asset” established in purchase accounting.

RESPONSE: The Company respectfully advises the Staff that that the government of the BVI has neither submitted a notice of intent to terminate the water purchase agreement (the precursor to the process for terminating the agreement) nor continued to assert that a breach had occurred.  The notice previously sent by the BVI government does not trigger any of the processes or remedies cited in the risk factor, including those about which the Staff inquires.

Under express terms of the water purchase agreement, all payments are required to be paid by the BVI government until such agreement is terminated, notwithstanding any default by the Company or any claim that the Company is in default. The rates for water produced and delivered by the Company have not changed, and the water purchase agreement does not contemplate any change to those rates, as a result of the notice previously sent by the BVI government or any default or claimed default.  As expressly required by the water purchase agreement, the BVI government has continued to pay invoices for services rendered (i.e., water produced and delivered) by the Company in ordinary course and in accordance with the rates and other terms of the contract.  The notice previously sent by the BVI government does not call into question the fixed nature of the fees collected, or to be billed and collected, upon delivery of water subsequent to the notice.

While considered, the notice previously sent by the BVI government has had no impact on the valuation of the long-term contract costs as the Company has concluded that the claim of the BVI government is without merit and has not been pursued by the BVI government for an extended time and that it is remote that the BVI government would be successful in its argument should it decide to pursue termination on this basis.

Signatures

8.              We note that you will be incorporated in the British Virgin Islands prior to effectiveness of this registration statement. Please include the signatures of your duly authorized representative in the United States or tell us why you do not believe you are required to do so. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

RESPONSE: The Company acknowledges the Staff’s comment and will include the signature of a duly authorized representative in the United States in all filings of the Registration Statement from and after completion of the reorganization currently described in the Registration Statement (at which point AquaVenture Holdings Limited (a British Virgin Islands entity) will be listed as the registrant).

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

Enclosures

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP